UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compliance with Nasdaq Listing Rules

As previously disclosed, on July 16, 2019, Dragon Victory International Limited (the “Company”) received a letter from Nasdaq Listing Qualifications notifying the Company that it was no longer in compliance with Nasdaq’s minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share.

On September 19, 2019, the Company received a letter from Nasdaq Listing Qualifications notifying the Company that it had regained compliance with Nasdaq Listing Rules 5550(a)(2), the minimum bid price requirement for continued listing on the Nasdaq Capital Market, and that the matter was closed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: September 20, 2019	By:	/s/ Limin Liu
Name: Limin Liu
Title: Chief Executive Officer

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